UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ______________

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                WATERHOUSE INVESTOR SERVICES, INC.
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                         (Name of Issuer)
             COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------
                  (Title of class of securities)

                           941547 10 1
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                          (CUSIP number)

                    I. Alexander Norton, Esq.
           Vice President and Assistant General Counsel
                    The Toronto-Dominion Bank
                            P.O. Box 1
                     Toronto-Dominion Centre
                 King Street West and Bay Street
                    Toronto, Ontario  M5K 1A2
                              Canada
                          (416) 944-5737
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          (Name, address and telephone number of person
        authorized to receive notices and communications)

                         with a copy to:

                        Lee Meyerson, Esq.
                    Simpson Thacher & Bartlett
                       425 Lexington Avenue
                  New York, New York 10017-3954
                          (212) 455-2000

                         October 15, 1996
-------------------------------------------------------------------
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /.

                         (Continued on following pages)
                               (Page 1 of 10 Pages)

                                  SCHEDULE 13D

CUSIP No. 941547 10 1                Page 2 of 10 Pages


     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Toronto-Dominion Bank
                  I.R.S. Identification No. 13-5640479

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>    (a) / /
                                                                     (b) / /

     3       SEC USE ONLY

     4       SOURCE OF FUNDS<F1>

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d) or 2(e)
                                                                         / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada
                  7    SOLE VOTING POWER

                       0
     NUMBER OF    8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY        0
   OWNED BY EACH  9    SOLE DISPOSITIVE POWER
    REPORTING
    PERSON WITH        0
                  10   SHARED DISPOSITIVE POWER

                       0
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES1<F1>                                                 / /

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0

    14       TYPE OF REPORTING PERSON<F1>

                  BK

[FN]
___________________

<F1> SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 10 pages
          Item 1.  Security and Issuer.

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share ("Company Common Stock"), of Waterhouse Investor Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Wall Street, New York, New York 10005.

          Item 2.  Identity and Background.

          (a)-(c), (f) This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank ("TD"). The principal business of TD is to offer a wide range of financial services to individuals, corporate and commercial enterprises, financial institutions and governments throughout Canada. TD offers a broad range of credit and non-credit services to corporations, financial institutions and governments in the United States and conducts treasury and wholesale corporate operations in the world's major financial centers outside North America. The address of TD's principal business and executive offices is: P.O. Box 1, Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario M5K 1A2, Canada.

          The name, business address, citizenship and present principal occupation or employment of each director and executive officer of TD and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated herein by reference.

          (d), (e) During the last five years, neither TD nor, to the best of TD's knowledge, any of its executive officers or directors named in Schedule I hereto has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

          Item 3.  Source and Amount of Funds or Other Consideration.

          Not applicable.

          Item 4.  Purpose of Transaction.

          TD, TD/Oak, Inc., a Delaware corporation and wholly-owned subsidiary of TD ("TD/Oak"), and the Company entered into an Agreement and Plan of Merger, dated April 9, 1996 (the "Merger Agreement"), which provided for the merger of the Company into TD/Oak (the "Merger"), with TD/Oak being the surviving corporation of the Merger and continuing under the name Waterhouse Investor Services, Inc.

          The Merger became effective on October 15, 1996 (the "Effective Date") and the Company was merged out of existence.

           As a result of the Merger, each issued and outstanding share of Company Common Stock (other than shares held by TD, the Company or their respective subsidiaries) were converted into the following: (i) for each such share of Company Common Stock with respect to which an election to receive

                                                            Page 4 of 10 pages

fully paid and nonassessable Common Shares, without par value, of TD ("TD
Common Shares") was effectively made and not revoked, properly withdrawn or lost ("Electing Shares"), the right to receive 1.87046 TD Common Shares and
(ii) for each such share of Company Common Stock (other than Electing Shares and shares cancelled in accordance with the Merger Agreement), the right to receive U.S.$38.00 in cash; provided that (x) no more than 65% of the shares of Company Common Stock outstanding immediately prior to the Effective Time were converted into TD Common Shares and no more than 35% were converted into cash, with proration in the event that elections exceeded either such percentage, and
(y) cash was paid in lieu of the issuance of fractional TD Common Shares.

          Pursuant to the Merger Agreement, shares of Company Common Stock held by TD were cancelled in the Merger. Therefore, as of the Effective Date, TD is no longer a stockholder of the Company. The specific terms of the Merger, as well as the Voting Agreement and Warrant Agreement entered into in connection with the execution of the Merger Agreement, are more fully described in the Merger Agreement, the Voting Agreement and the Warrant Agreement which were filed on April 19, 1996 as exhibits to TD's Schedule 13D and which are incorporated herein by reference.

          Neither TD nor, to the best of TD's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.

          (a), (b), (c)  Not applicable.

          (d)  Not applicable.

          (e)  October 15, 1996.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See answer to Item 4.

          Item 7.  Material to be Filed as Exhibits.

          2.1 Agreement and Plan of Merger, dated April 9, 1996, among TD, TD/Oak and the Company (incorporated by reference to Exhibit 2.1 to TD's Schedule 13D filed April 19, 1996).

          2.2 Warrant Agreement, dated as of April 9, 1996, by and between the Company and TD (incorporated by reference to Exhibit 2.2 to TD's
               Schedule 13D filed April 19, 1996).

          2.3 Voting Agreement, dated as of April 9, 1996, by and among TD, Lawrence M. Waterhouse, Jr., Lawrence M. Waterhouse, III, Patrick R. Waterhouse, Kevin C. Waterhouse, Christine A. Waterhouse and Jennifer A. Waterhouse (incorporated by reference to Exhibit 2.3 to TD's Schedule 13D filed April 19, 1996).

                                                            Page 5 of 10 pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE TORONTO-DOMINION BANK



                                        By: /s/ I. Alexander Norton
                                        Name: I. Alexander Norton
                                        Title: Vice President and
                                             Assistant General Counsel


Dated:  November 5, 1996

                                                            Page 6 of 10 pages

                                   SCHEDULE I

          INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS OF
                            THE TORONTO-DOMINION BANK

          The following is a list of the directors and executive officers of The Toronto-Dominion Bank ("TD") as of the date of this Amendment No. 1 to
Schedule 13D. Unless otherwise indicated, each of the directors and executive officers is a citizen of Canada. Unless otherwise indicated, the business address for each of the executive officers is: The Toronto-Dominion Bank, P.O. Box 1, Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario M5K 1A2, Canada. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with TD.

                                       Present Principal Occupation or
Name                                   Employment and Address

DIRECTORS


M. Norman Anderson<F1>                 President
                                       Norman Anderson & Associates Ltd.
                                       502 - 455 Granville Street
                                       Vancouver, B.C.
                                       V6C 1V2
A. Charles Baillie                     President
                                       The Toronto-Dominion Bank
                                       P.O. Box 1
                                       Toronto-Dominion Centre
                                       Toronto, Ontario
                                       M5K 1A2
Philippe de Gaspe Beaubien             Chairman of the Board
                                       Telemedia Inc.
                                       1010 Sherbrooke Street West
                                       Suite 1610
                                       Montreal, Quebec
                                       H3A 2R7

G. Montegu Black                       Chairman and President
                                       Txibanguan Limited
                                       1969 Leslie Street
                                       North York, Ontario
                                       M3B 2M3

[FN]
___________________

<F1> M. Norman Anderson is also a U.S. citizen.

                                                            Page 7 of 10 pages

William T. Brock                       Vice Chairman
                                       The Toronto-Dominion Bank
                                       P.O. Box 1
                                       Toronto-Dominion Centre
                                       Toronto, Ontario
                                       M5K 1A2
Andre Chagnon                          Chairman of the Board
                                       and Chief Executive Officer
                                       Le Groupe Videotron Ltee
                                       300 Viger Avenue East
                                       Montreal, Quebec
                                       H2X 3W4

Marshall A. Cohen, Q.C.                Counsel
                                       Cassels Brock & Blackwell
                                       Scotia Plaza
                                       40 King Street West, 20th Floor
                                       Toronto, Ontario
                                       M5H 3Z2
Dr. Gail Cook-Bennett                  Vice Chair
                                       Bennecon Ltd.
                                       Management Consultants
                                       P.O. Box 59
                                       Toronto-Dominion Centre
                                       Toronto, Ontario
                                       M5K 1E7
Dr. Wendy K. Dobson                    Professor and Director
                                       Centre for International Business
                                       Faculty of Management
                                       University of Toronto
                                       Joseph L. Rotman Centre for Management
                                       105 St. George Street
                                       Toronto, Ontario
                                       M5S 3E6
Dr. Marsha P. Hanen                    President and Vice Chancellor
                                       The University of Winnipeg
                                       515 Portage Avenue
                                       Winnipeg, Manitoba
                                       R3B 2E9

The Honorable E. Leo Kolber            Member, Senate of Canada
                                       c/o Claridge Inc.
                                       1170 Peel Street
                                       Montreal, Quebec
                                       H3B 4P2
Brian F. MacNeill                      President & Chief Executive Officer
                                       IPL Energy Inc.
                                       Suite 2900 Canada Trust Tower
                                       421-7th Avenue SW
                                       Calgary, Alberta
                                       T2P 4K9

                                                            Page 8 of 10 pages

James A. Pattison                      Chairman, President and
                                        Chief Executive Officer
                                       The Jim Pattison Group
                                       1055 West Hastings Street
                                       Suite 1600
                                       Vancouver, B.C.
                                       V6E 2H2
Roger Phillips                         President and Chief Executive Officer
                                       IPSCO Inc.
                                       P.O. Box 1670
                                       Armour Road
                                       Regina, Saskatchewan
                                       S4P 3C7

Dr. Robert J. Richardson               Corporate Director
                                       215 Ross Drive
                                       R.R. #3
                                       North Bay, Ontario
                                       P1B 8G4
Edward S. Rogers                       President & Chief Executive Officer
                                       Rogers Communications Inc.
                                       P.O. Box 1007, Scotia Plaza
                                       40 King Street West, Suite 6400
                                       Toronto, Ontario
                                       M5H 3Y2
William L. Sauder                      Chairman & Chief Executive Officer
                                       Sauder Industries Limited
                                       P.O. Box 49100
                                       3500 - Four Bentall Centre
                                       Vancouver, B.C.
                                       V7X 1H3
Helen K. Sinclair                      Chief Executive Officer
                                       BankWorks Trading Inc,
                                       20 Adelaide Street East
                                       Suite 500
                                       Toronto, Ontario
                                       M5C 2T6

Donald R. Sobey                        Chairman
                                       Empire Company Limited
                                       115 King Street
                                       Stellarton, N.S.
                                       B0K 1S0
Dr. Michael D. Sopko                   Chairman & Chief Executive Officer
                                       Inco Limited
                                       145 King Street West
                                       Suite 1500
                                       Toronto, Ontario
                                       M5H 4B7
John M. Thompson                       Senior Vice President & Group Executive
                                       IBM Corporation
                                       P.O. Box 100, Route 100
                                       Somers, N.Y. 10589

                                                            Page 9 of 10 pages

Richard M. Thomson                     Chairman & Chief Executive Officer
                                       The Toronto-Dominion Bank
                                       P.O. Box 1
                                       Toronto-Dominion Centre
                                       Toronto, Ontario
                                       M5K 1A2
George W. Watson                       President & Chief Executive Officer
                                       TransCanada PipeLines Limited
                                       TransCanada PipeLines Tower
                                       111-Fifth Avenue S.W.
                                       P.O. Box 1000, Station M
                                       Calgary, Alberta
                                       T2P 4K5

Adam H. Zimmerman, F.C.A.              Corporate Director
                                       Suite 500
                                       One Toronto Street
                                       Toronto, Ontario
                                       M5C 2W4

                                                           Page 10 of 10 pages

EXECUTIVE OFFICERS



G.F. Kym Anthony                       Executive Vice President
Allen W. Bell                          Executive Vice President
L. Arthur English                      Executive Vice President
Kenneth B. Foxcroft                    Executive Vice President
J. Duncan Gibson                       Executive Vice President
W. Keith Gray                          Executive Vice President
Robert P. Kelly                        Vice Chairman
Stephen D. McDonald                    Executive Vice President
Sydney R. McMorran                     Vice Chairman